SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                     WORLDS.COM INC. (formerly Worlds Inc.)
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    981918105
                                 (CUSIP Number)

                               Steven A. Greenberg
                                693 Fifth Avenue
                               New York, NY 10022
                                 (212) 246-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 10, 2000
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------------------------

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 981918105        13D      Page 2 of 7 Pages
          ---------



1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Thomas Kidrin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

          7.   SOLE VOTING POWER
                    1,290,000

          8.   SHARED VOTING POWER
                    -0-

          9.   SOLE DISPOSITIVE POWER
                    1,290,000

          10.  SHARED DISPOSITIVE POWER
                    -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,290,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%

14.  TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 981918105        13D      Page 3 of 7 Pages
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Michael Scharf

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

          7.   SOLE VOTING POWER
                    1,381,250

          8.   SHARED VOTING POWER
                    -0-

          9.   SOLE DISPOSITIVE POWER
                    1,381,250

          10.  SHARED DISPOSITIVE POWER
                    -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,381,250

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8%

14.  TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 981918105        13D      Page 4 of 7 Pages
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Steven A. Greenberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

          7.   SOLE VOTING POWER
                    3,667,281

          8.   SHARED VOTING POWER
                    -0-

          9.   SOLE DISPOSITIVE POWER
                    3,364,342

          10.  SHARED DISPOSITIVE POWER
                    -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,667,281

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.8%

14.  TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 5 of 7 Pages

          This statement relates to Common Stock, $0.05 par value (the "Common Stock"), of Worlds.com Inc. (formerly Worlds Inc.), a New Jersey corporation (the "Issuer"). This is amendment No. 2 to a Schedule 13D filed on April 23, 1999 (the "Schedule 13D"). Terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and restated in its entirety as follows:

          (a) Mr. Greenberg beneficially owns 3,667,281 shares of Common Stock (representing approximately 20.8% of the Issuer's outstanding shares) of which 3,467,281 were acquired by Mr. Greenberg at par value as a founder. The balance was acquired as disclosed in Item 5(c) below. Mr. Scharf owns 1,381,250 shares of Common Stock (representing approximately 7.8% of the Issuer's outstanding shares), all of which were purchased at par value as a founder except for 400,000 shares purchased in June 1997 at a price of $0.50 per share. Mr. Kidrin owns 1,290,000 shares of Common Stock (representing approximately 7.4% of the Issuer's outstanding shares), all of which were purchased at par value as a founder. Each Reporting Person disclaims beneficial ownership in the shares held by the other Reporting Persons.

          (b) Except as disclosed in Item 6, each Reporting Person has the sole power to vote and dispose of the Common Stock.

          (c) By agreement dated April 13, 1999, Messrs. Greenberg, Scharf and Kidrin agreed to contribute to the capital of the Company for cancellation 881,250, 318,750 and 300,000 shares of Common Stock, respectively. On April 13, 1999, Mr. Greenberg purchased from Mr. Scharf 200,000 shares of Common Stock at $0.50 per share in a private transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Pursuant to a Purchase and Option Agreement dated March 10, 2000 (the "Agreement"), Steven A. Greenberg ("Greenberg") sold 302,939 shares of Common Stock to Steven G. Chrust, Chairman of the Issuer ("Chrust") for $1,000,001.64.

          Greenberg retains the right to vote such shares until the earlier of
          (i) September 10, 2001 or (ii) the date on which the Option (as defined below) is exercised with respect to at least 605,877 shares of Common Stock. Pursuant to the Agreement, Greenberg sold an option (the "Option") to Chrust to purchase up to an aggregate of 1,363,342 shares of Common Stock at an exercise price of $3.301 per share. The Option will expire on June 4, 2000, unless exercised with respect to 75,735 shares by such date, in which case the Option will expire on July 4, 2000. The Option is not exercisable for less than an aggregate of 605,877 shares of Common Stock, except as set forth in the previous sentence in connection with the extension of the Option. Pursuant to a Purchase Agreement dated March 10, 2000 (the "Purchase Agreement"), Greenberg also sold 151,469 shares of Common Stock to The Advent Fund LLC for $499,999.17. This paragraph is qualified in its entirety by reference to the Agreement and Purchase Agreement, which are filed as exhibits hereto.

          Pursuant to the Agreement, Greenberg executed a consent an an irrevocable proxy with respect to all of his shares of Common Stock, relating to the possible authorization and creation of a series or class of preferred stock, on the condition that such shares are issued not later than July 4, 2000. This paragraph is qualified in its entirety by reference to the consent, which is filed as an exhibit hereto.

                                Page 6 of 7 Pages


Item 7.   Material to be Filed as Exhibits.

         *1.   Agreement to jointly file Schedule 13D.

         *2.   Contribution and Voting Agreement.

          3. Purchase and Option Agreement, dated March 10, 2000, by and between Steven A. Greenberg and Steven G. Chrust.

          4.   Purchase Agreement, dated March 10, 2000, by and between Steven
               A. Greenberg and The Advent Fund LLC.

          5. Consent letter from Steven A. Greenberg to the Issuer dated March 10, 2000.

---------------

*    Filed previously.

                                Page 7 of 7 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2000



/s/ Steven Greenberg
-------------------------
Steven Greenberg


/s/ Michael Scharf
-------------------------
Michael Scharf


/s/ Thomas Kidrin
-------------------------
Thomas Kidrin